Exhibit 99.1
press release

ArcelorMittal publishes its 2024 Sustainability Report

17 April 2025, 08:30 CET
ArcelorMittal (‘the Company’) has today published its 2024 Sustainability Report (‘the report’), which can be accessed here: https://corporate.arcelormittal.com/media/3fwar2wu/2024-sustainability-report.pdf.
The report provides an update on the progress made in 2024 on the Company’s most material sustainability topics, which include safety, decarbonisation, the environment, biodiversity, and people. It also contains the first update on the implementation of the dss+ safety recommendations, published in October 2024 following the completion of the nine-month Group-wide audit.
Key information included in the report includes:
-Sustainability performance table covering 120 KPIs
-Progress on the implementation of the safety audit recommendations with key actions taken to date (October 2024 – March 2025)
-CO2 emissions reductions achieved to date since 2018
-Examples of sites across the Group where low-carbon steel is already being produced with a CO2 intensity as low as 100kg per tonne (Scope 1+2)
-Revenues resulting from Climate Solutions, a growing revenue stream from a portfolio of products that support climate infrastructure and packaging
-Research and development activity focused on six strategic areas: sustainable product development, e-mobility, clean energy transition, improving environmental performance, decarbonisation, and AI
-First capex and revenue alignment to the EU Taxonomy
-An update on ResponsibleSteel™ certification - a further nine sites achieved ResponsibleSteel™ certification in 2024 taking the total number of sites certified to 42

-Advancements made in implementing human rights policy commitments across the Company from a new strengthened corporate grievance mechanism to an updated external stakeholder engagement procedure
-A strengthened and consistent approach to understanding and managing biodiversity-related risks across our sites
In his introduction to the report, Aditya Mittal, CEO ArcelorMittal said:
“While the steel industry presents many challenges and complexities, we remain resilient in our resolve to focus on improving safety, progressing decarbonisation economically, developing our people, working with our local communities, and working sustainably within the natural environment. Fundamentally we see sustainability as good business sense, building resilience and actively managing our impacts as a crucial part of maintaining our license to operate.
“ArcelorMittal has long championed ResponsibleSteel™, which encompasses 12 environmental, social and governance principles, with more than 400 requirements, covering topics from health and safety to biodiversity. We certified a further nine sites in 2024 which brings the total number of our steel production facilities that have gained ResponsibleSteel™ certification to 42.”
On safety, the Company’s most important priority, he said:
“Since November, we have been intensively working on the implementation of the dss+ recommendations. Clear action plans have been established for each part of the business, feeding into the annual strategic planning process…we know that this will be at least a three-year transformation programme. The first year will be about setting the foundations for change across the whole Group. Years two and three will be about embedding these changes deep into the core of the Company, ensuring consistency, discipline, and results in every region. We are clear about what we need to do to reduce variability in our safety performance and demonstrate progress even in this first year.”
On pursuing economic decarbonisation, he said:
“The absolute emissions of our 2024 operating perimeter are almost 50% lower than our 2018 operating perimeter1. Over that period, we have invested $1 billion in decarbonisation projects. The share of our steelmaking produced by the electric arc furnace (EAF) route now accounts for a quarter of our global production in 2024, up from 19% in 2018. However, it is becoming increasingly clear that transformational ironmaking, such as adding carbon capture, utilisation and storage (CCS) or moving to green hydrogen DRI-EAF, is only likely to be economical post 2030. And that policies that address the high capital and operational costs involved, are required to make that happen. Pending policy clarity, there is simply too much uncertainty at present to be able to make useful projections about how rapidly we will be able to bring down our emissions in the next five years. What we will be able to achieve will depend critically on how the regulatory environment evolves this year, particularly in Europe. I am grateful to European leaders for the time they have invested in addressing these critical topics and now hope that the Steel and Metals Action plan will be translated into swift action.”
ENDS
1 Partly reflects the disposal of some of our highest carbon footprint assets, bringing our average intensity down to 1.75 tonnes of CO2 per tonne of crude steel (Scopes 1 and 2 only, adjusted portfolio), compared with the WorldSteel Association global average of 1.92.

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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